Höegh LNG Partners LP

2 Reid Street

Hamilton, HM 11, Bermuda

August 7, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Justin Dobbie, Legal Branch Chief

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-197228) of Höegh LNG Partners LP (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and pursuant to conversations with the staff of the Securities and Exchange Commission (the “Commission”) held on August 6, 2014, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on August 7, 2014, at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at +44(0) 207 347 5401 or Catherine Gallagher at Vinson & Elkins L.L.P. at (202) 639-6544 with any questions regarding this matter.

Very truly yours,

HÖEGH LNG PARTNERS LP

By:	/s/ RICHARD TYRRELL
Name:	Richard Tyrrell
Title:	Chief Executive Officer and Chief Financial Officer

SIGNATURE PAGE TO

ACCELERATION REQUEST OF

HÖEGH LNG PARTNERS LP